UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated June 14, 2017 titled: "Seanergy Maritime Holdings Corp. Announces Time Charter Contract for M/V Partnership".
On May 24, 2017, the Company entered into an up to $18.0 million term loan facility (the "ATB Loan Facility") with Amsterdam Trade Bank N.V, to partially finance the acquisition of the Partnership. The borrower under the ATB Loan Facility is our applicable vessel-owning subsidiary, and the ATB Loan Facility is guaranteed by Seanergy Maritime Holdings Corp. The ATB Loan Facility currently bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly and the principal is repayable by 20 equal consecutive quarterly installments, together with a final balloon instalment due on the maturity date, May 26, 2022. As of the date of this report, $13.25 million is outstanding under the ATB Loan Facility. A second tranche of $4.75 million may be drawn down in the event the Partnership is employed on a time charter meeting certain conditions, and the Company has agreed to apply this amount to prepay the Jelco Loan Facility. The Company expects to draw the $4.75 million by June 30, 2017.
On May 24, 2017, the Company entered into an up to $16.2 million loan facility (the "Jelco Loan Facility") with Jelco Delta Holding Corp., an entity affiliated with the Company's principal shareholder, to partially finance the acquisition of the Partnership. The Jelco Loan Facility currently bears interest at LIBOR plus a margin of 7% per annum which is payable quarterly, and the principal is repayable in one bullet payment due on the maturity date, May 24, 2018. The maturity date may, at the Company's option, be extended to May 24, 2019.
This report and the exhibit attached hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-205301, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2017	SEANERGY MARITIME HOLDINGS CORP. (Registrant) /s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1

Seanergy Maritime Holdings Corp. Announces Time Charter Contract for M/V Partnership
June 14, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") (NASDAQ: SHIP), announced today that it has entered into a time charter contract with a major European utility and energy company for its recently delivered Capesize vessel. The 2012-built M/V Partnership will commence a period employment of about twelve to eighteen months and is expected to generate approximately $8.8 million of gross revenue, assuming the full 18 months employment.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, commented: "We are pleased to announce a period employment contract for our most recent Capesize acquisition. The strong rate achieved supports our projections for continued improvement in the Capesize market and overall dry bulk sector.
"Assuming the full 18 months employment, this time charter is expected to generate approximately $8.8 million of gross revenue, offering a considerable return on our most recent investment."

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.1 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions, refinancings and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
 E-mail: seanergy@capitallink.com